UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Regulatory release

Filing of Annual Report and Form 20-F for the year ended December 31, 2007

March 17, 2008

On March 17, 2008 Royal Dutch Shell plc filed its Annual Report and Form 20-F for the year ended December 31, 2007 with the U.S. Securities and Exchange
Commission.

The 2007 Annual Report and Form 20-F can be downloaded from www.shell.com/ir or
www.sec.gov.

Separately the 2007 Annual Review including Summary Financial Statements can be downloaded from www.shell.com/ir. A Dutch translation of the Annual Review will be available on the same website from April 3, 2008.

Hard copies of the complete audited financial statements are available free of charge upon request. Printed copies of the 2007 Annual Report and Form 20-F and
2007 Annual Review will be available from April 21, 2008 and can be requested, free of charge, at www.shell.com/annualreport.

The Annual Reports and Accounts will be submitted to the Annual General Meeting of shareholders, which will be held on May 20, 2008.

Contacts:

Shell Investor Relations:
Den Haag Tjerk Huysinga  +31 70 377 3996/+44 207 934 3856
New York Harold Hatchett  +1 212 218 3112

Shell Media Relations:
International, US, UK Press  +44 207 934 3505
The Netherlands and European Press +31 70 377 8750

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 17 March 2008	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary